Exhibit (a)(1)(H)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated August 7, 2018, and the related Letter of Transmittal, as they may be amended or supplemented from time to time and the information contained therein is incorporated herein by reference. The Company (as defined below) is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If the Company becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, the Company will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, the Company cannot comply with the state statute, the Company will not make the Offer to, nor will the Company accept tenders from or on behalf of, the holders of Shares in that state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on the Company’s behalf by the Dealer Manager (as defined below) or by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Notice of Offer to Purchase for Cash

For an Aggregate Purchase Price of Not More Than $50,000,000

by

Barings BDC, Inc.

of

its Shares of Common Stock

at a Purchase Price Not Greater Than $11.72

or Less Than $10.20 Per Share

Barings BDC, Inc., an externally managed, non-diversified, closed-end management investment company incorporated in Maryland that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “Company”), is offering to purchase for cash, for an aggregate purchase price of not more than $50,000,000, shares of common stock, par value $0.001 per share (the “Shares”), at a price specified by the tendering stockholders of not greater than $11.72 or less than $10.20 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated August 7, 2018 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). As of August 2, 2018, the net asset value per Share was estimated to be $11.72.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON SEPTEMBER 6, 2018, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN (SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE “EXPIRATION TIME”).

The Offer is not conditioned upon the receipt of financing or any minimum number of Shares being tendered. The Offer is, however, subject to a number of other terms and conditions as specified in the Offer to Purchase.

Although the Company’s Board of Directors has authorized the Offer, none of the Company, any member of the Company’s Board of Directors, the Advisor (as defined in the Offer to Purchase), the Dealer Manager (as defined below), the Depositary (as defined below), the Information Agent (as defined below) or any of their respective affiliates has made, or is making, any recommendation to the Company’s stockholders as to whether to tender or refrain from tendering their Shares or as to the price or prices at which stockholders may choose to tender their Shares. Stockholders must make their own decisions as to whether to tender their Shares, how many Shares to tender and the price or prices at which their Shares should be tendered. In doing so, stockholders should read carefully the information in or incorporated by reference in the Offer to Purchase and the related Letter of Transmittal, including the purposes and effects of the Offer. Stockholders are urged to discuss their decisions with their tax advisors, financial advisors and/or brokers.

Upon the terms and subject to the conditions set forth in the Offer to Purchase, including the provisions relating to “odd lot” priority, proration and conditional tenders described in the Offer to Purchase, we will determine a single price per Share (the “Purchase Price”), which will be not more than $11.72 and not less than $10.20 per Share, that we will pay for Shares properly tendered in the Offer and not properly withdrawn, and accepted for purchase, taking into account the number of Shares tendered pursuant to the Offer and the prices specified by the tendering stockholders. The Purchase Price will be the lowest price per Share (in increments of $0.10, except for the first increment above the minimum purchase price, which is $0.12) of not more than $11.72 and not less than $10.20 per Share, at which Shares have been properly tendered or have been deemed to be tendered in the Offer, that will enable us to purchase the maximum number of Shares properly tendered in the Offer and not properly withdrawn for an aggregate purchase price of $50,000,000 or such lesser number if less than $50,000,000 of Shares are properly tendered in the Offer after giving effect to any Shares properly withdrawn. If the conditions to the Offer have been satisfied or waived and Shares having an aggregate purchase price in excess of $50,000,000, measured at the maximum price at which such Shares were properly tendered, have been properly tendered and not properly withdrawn prior to the Expiration Time, we will purchase Shares:

◾

first, from all stockholders of “odd lots” (persons who own fewer than 100 Shares) who properly tender all of their Shares at or below the Purchase Price and do not properly withdraw them prior to the Expiration Time;

◾

second, subject to the conditional tender provisions described in Section 6 of the Offer to Purchase, on a pro rata basis from all other stockholders who properly tender Shares at or below the Purchase Price and do not properly withdraw them before the expiration of the Offer; and

◾

third, if necessary to permit us to purchase Shares having an aggregate purchase price of $50,000,000 (or such greater amount as we may elect to purchase, subject to applicable law), from holders who have tendered Shares at or below the Purchase Price conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, holders whose Shares are conditionally tendered must have properly tendered all of their Shares and not properly withdrawn them prior to the Expiration Time.

All Shares tendered and not purchased will be returned to stockholders at the Company’s expense promptly after the Expiration Time.

Assuming the Offer is fully subscribed at the minimum Purchase Price of $10.20 per Share, the number of Shares that we could purchase pursuant to the Offer is approximately 4,901,960, which would represent approximately 8.7% of the issued and outstanding Shares as of August 6, 2018. Assuming the Offer is fully subscribed at the maximum Purchase Price of $11.72 per Share, the number of Shares that we could purchase pursuant to the Offer is approximately 4,266,211, which would represent approximately 7.6% of the issued and outstanding Shares as of August 6, 2018.

The Company expects to use available cash, consisting of a portion of the proceeds from the Advisor’s purchase pursuant to the Externalization Agreement (as defined in the Offer to Purchase) of $100,000,000 in newly-issued Shares at the closing of the Externalization Transaction (as defined in the Offer to Purchase), to fund any purchases of Shares in the Offer and to pay all related fees and expenses.

Upon the terms and subject to the conditions of the Offer, if the number of Shares properly tendered at or below the Purchase Price and not properly withdrawn prior to the Expiration Time would result in an aggregate purchase price of more than $50,000,000, we will purchase Shares from all stockholders who properly tender Shares at or below the Purchase Price, on a pro rata basis, subject to the “odd lot” and conditional tender provisions of the Offer, with appropriate adjustments to avoid the purchase of fractional Shares, until we have purchased Shares resulting in an aggregate purchase price of up to $50,000,000.

Stockholders desiring to tender their Shares must follow the procedures set forth in Section 3 of the Offer to Purchase and in the related Letter of Transmittal.

For purposes of the Offer, the Company will be deemed to have accepted for purchase, subject to the “odd lot,” proration, and conditional tender provisions of the Offer, Shares that are properly tendered at or below the Purchase Price and not properly withdrawn, only when, as and if the Company gives oral or written notice to Computershare Trust Company, N.A., as depositary for the Offer (the “Depositary”), of its acceptance of the Shares for purchase pursuant to the Offer.

Upon the terms and subject to the conditions of the Offer, the Company will accept for purchase and pay the Purchase Price per Share for all of the Shares accepted for purchase pursuant to the Offer promptly after the Expiration Time. In all cases, payment for Shares tendered and accepted for purchase pursuant to the Offer will be made promptly, taking into account any time necessary to determine any proration, but only after timely receipt by the Depositary of (i) a book-entry confirmation of the deposit of Shares into the Depositary’s account at The Depository Trust Company (“DTC”) if Shares are tendered through DTC’s Automatic Tender Offer Program (“ATOP”) system, (ii) a properly completed and duly executed Letter of Transmittal (or an originally signed photocopy of the Letter of Transmittal (facsimile signatures will not be accepted)) including any required signature guarantees, or an Agent’s Message and (iii) any other required documents, including documents required pursuant to guaranteed delivery procedures. Any stockholder who wishes to tender Shares at more than one price must specify the number of Shares tendered at each applicable price.

If any Shares tendered through DTC’s ATOP system are not purchased, the Shares will be credited to the appropriate account maintained with DTC by the participant who delivered the Shares promptly after the expiration or termination of the Offer, without expense to the stockholder.

The Company expressly reserves the right, in its sole discretion and subject to applicable law, at any time and from time to time, to extend the period of time during which the Offer is open and delay acceptance for purchase of, and payment for, any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled Expiration Time. In the event of an extension, the term “Expiration Time” will refer to the latest time and date at which the Offer, as extended by the Company, will expire. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer and to the right of a tendering stockholder to withdraw such stockholder’s Shares.

Shares tendered in the Offer may be withdrawn at any time prior to the Expiration Time. In addition, unless the Company has already accepted tendered Shares for purchase, stockholders may withdraw their properly tendered Shares at any time at or after 12:01 a.m., New York City time, on October 3, 2018. Except as otherwise provided in the Offer to Purchase, tenders of Shares pursuant to the Offer are irrevocable. For a withdrawal to be effective, a written Notice of Withdrawal in the form attached to the Tender Offer Statement on Schedule TO as Exhibit (a)(1)(F) or Exhibit (a)(1)(G), as applicable, must be timely received by the Depositary at its address set forth below. A Notice of Withdrawal must be delivered by regular mail or overnight courier. In addition, custodians and DTC participants who tendered Shares through DTC must comply with DTC’s procedures for withdrawal of tenders. Brokers, dealers, banks, trust companies and other nominees and DTC participants are not required to, and should not, submit the written Notice of Withdrawal in connection with the withdrawal of any tender submitted through DTC’s ATOP system, but need to submit any documentation required for processing through the ATOP system. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following one of the procedures described in Section 3 of the Offer to Purchase at any time prior to the Expiration Time.

All questions as to the number of Shares to be accepted, the Purchase Price to be paid for Shares to be accepted and the validity, form, eligibility, including time of receipt, and acceptance for purchase of any tender of Shares will be determined by the Company, in its sole discretion and will be final and binding on all parties, except as finally determined in a subsequent judicial proceeding if the Company’s determinations are challenged by stockholders. None of the Company, the Advisor, Wells Fargo Securities, LLC, the exclusive dealer manager for the Offer (the “Dealer Manager”), the Depositary, Alliance Advisors, LLC, the information agent for the Offer (the “Information Agent”), or any other person will be obligated to give notice of any defects or irregularities in any Notice of Withdrawal, nor will any of them incur liability for failure to give any such notice. Generally, if you are a U.S. Holder (as defined in the Offer to Purchase), the receipt of cash from the Company in exchange for the Shares you tender in the Offer will be a taxable event for U.S. federal income tax purposes. The receipt of cash for your tendered Shares will generally be treated for U.S. federal income tax purposes either as (i) a sale or exchange eligible for capital gain or loss treatment or (ii) a distribution in respect of stock from the Company. All stockholders should review the discussion in Sections 3 and 14 of the Offer to Purchase regarding certain U.S. federal income tax consequences and consult their tax advisors regarding the tax consequences of the Offer.

The purchase of Shares pursuant to the Offer will result in a reduction of the Company’s stockholders’ equity in an amount equal to the aggregate purchase price of the Shares the Company purchases and a corresponding reduction in total cash and cash equivalents.

The Offer to Purchase and the related Letter of Transmittal contain important information that stockholders should read carefully before they make any decision with respect to the Offer. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares on or about August 7, 2018 and will be furnished to brokers, dealers, commercial banks, trust companies and other nominee stockholders and similar persons whose names, or the names of whose nominees, appear on the Company’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The information required to be disclosed by Rule 13e-4(d)(1) promulgated under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Company believes, among other things, that the Offer provides stockholders with an opportunity to obtain liquidity with respect to all or a portion of their Shares. In addition, stockholders who wish to achieve a greater percentage of equity ownership in the Company will be able to do so by not tendering their Shares in the Offer. If a stockholder holds Shares through a broker, dealer, commercial bank, trust company or other nominee stockholder, the Company urges that stockholder to consult such a broker, dealer, commercial bank, trust company or other nominee stockholder to determine whether any transaction costs are applicable.

Questions and requests for assistance by institutional stockholders may be directed to the Dealer Manager, and questions and requests for assistance by retail stockholders may be directed to the Information Agent, in each case at the telephone numbers and addresses set forth below. You may request additional copies of the Offer to Purchase, the Letter of Transmittal and the other documents related to the Offer from the Information Agent, at the telephone numbers and address set forth below. The Information Agent will promptly furnish to stockholders additional copies of these materials at the Company’s expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Depositary for the Offer is:

Computershare

By registered, certified, express or first class mail: Computershare Trust Company, N.A. c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	By overnight courier: Computershare Trust Company, N.A. c/o Voluntary Corporate Actions 250 Royall Street Suite V Canton, MA 02021

Email (for Notices of Guaranteed Delivery only): canoticeofguarantee@computershare.com

DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY.

If you have any questions regarding the Offer, please contact the Dealer Manager (institutional stockholders) or the Information Agent (retail stockholders) at the telephone numbers and addresses set forth below. Additional copies of the Offer to Purchase, this Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent, which may be contacted at the address and telephone number set forth below. You may also contact your bank, broker, dealer, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

200 Broadacres Drive, 3rd Floor

Bloomfield, NJ 07003

Call Toll-Free: (888) 991-1291

Via Email: baringsbdc@allianceadvisors.com

The Dealer Manager for the Offer is:

Wells Fargo Securities, LLC

375 Park Avenue

New York, NY 10152

Call: (212) 214-6400

Call Toll Free: (877) 450-7515

August 7, 2018

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